November 16, 2004


Via Facsimile 212.474.3700 and U.S. Mail

Mr. Stephen L. Burns, Esq.
Cravath, Swain & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

RE:	Crown Castle International Corp.
      Schedule TO-I filed by Crown Castle on November 8, 2004
      File No. 005-54549

Dear Mr. Burns:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

OFFER TO PURCHASE

Summary, page 1; Market and Recent Prices For The Convertible
Notes, page 13

1. The formula you have described does not necessarily correspond with prior no-action relief or other interpretive positions that may exist with respect to an issuer`s ability to comply with Item 1004(a)(1)(ii). In addition, it is not clear the extent to which the subject securities trade at prices that are related to the trading price of Crown Castle`s common stock. Please advise us of the basis upon which the issuer relied to conclude that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b).

Conditions of the Offer, page 13

2. The disclosure indicates that once a condition is triggered, a failure to exercise your right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that Crown Castle reserves the right to conduct an illusory offer.

Extension of the Offer; Termination; Amendment

3. We note Crown Castle reserves the right to adjust the pricing formula as well as the minimum and maximum price. Advise us whether or not Crown Castle would consider adjusting the pricing formula or minimum or maximum price points after the purchase price is fixed.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and/or submitting a response letter filed via EDGAR and "tagged" as correspondence. Note any changes to the Schedule TO-I must be clearly marked. Please direct any questions to me at
(202) 942-2948. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303. In addition, you should file all correspondence electronically on EDGAR.

							Sincerely,


							Nicholas P. Panos
							Special Counsel
							Office of Mergers &
							Acquisitions